UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Marina Biotech, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

56804Q300

(CUSIP Number)

Vuong Trieu

4003 Jim Bowie

Agoura Hills, CA 91301

858-204-7407

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 56804Q300

1.	Names of Reporting Persons.
Vuong Trieu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF, OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
3,772,041 (1)

	8.	Shared Voting Power
7,446,961 (2)

	9.	Sole Dispositive Power
3,772,041 (1)

	10.	Shared Dispositive Power
7,446,961 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,219,002 (1)(2)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
63.37%*

14.	Type of Reporting Person (See Instructions)
IN

*	Percentage calculated based on 10,521,278 shares of common stock outstanding on April 19, 2018.

(1)	Includes presently exercisable options to purchase 10,000 shares of common stock held by Dr. Trieu, presently exercisable warrants to purchase 1,135,425 shares of common stock held by Dr. Trieu and 1,513,900 shares of common stock issuable upon the conversion of 151.39 shares of Series E Preferred Stock held by Dr. Trieu.
(2)	Consists of (i) 2,312,355 shares held by Autotelic LLC, of which entity Dr. Trieu serves as Chief Executive Officer; (ii) 86,206 shares held by LipoMedics Inc., of which entity Dr. Trieu serves as Chairman of the Board and Chief Operating Officer; and (iii) the following shares held by Autotelic Inc., of which entity Dr. Trieu serves as Chairman of the Board: (A) 525,535 shares of common stock; (B) presently exercisable warrants to purchase 2,706,965 shares of common stock; and (C) 1,815,900 shares of common stock issuable upon the conversion of 181.59 shares of Series E Preferred Stock.

SCHEDULE 13D

CUSIP No. 56804Q300

1.	Names of Reporting Persons. Autotelic LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
2,312,355

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
2,312,355

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,312,355

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
22.0%*

14.	Type of Reporting Person (See Instructions)
OO

*	Percentage calculated based on 10,521,278 shares of common stock outstanding on April 19, 2018.

SCHEDULE 13D

CUSIP No. 56804Q300

1.	Names of Reporting Persons. Autotelic Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
5,048,400 (1)

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
5,048,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,048,400 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
33.56%*

14.	Type of Reporting Person (See Instructions)
CO

* 1.

Percentage calculated based on 10,521,278 shares of common stock outstanding on April 19, 2018.

Consists of: (i) 525,535 shares of common stock; (ii) presently exercisable warrants to purchase 2,706,965 shares of common stock; and (iii) 1,815,900 shares of common stock issuable upon the conversion of 181.59 shares of Series E Preferred Stock.

SCHEDULE 13D

CUSIP No. 56804Q300

1.	Names of Reporting Persons. Lipomedics Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0

	8.	Shared Voting Power
86,206

	9.	Sole Dispositive Power
0

	10.	Shared Dispositive Power
86,206

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
86,206

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%*

14.	Type of Reporting Person (See Instructions)
OO

*	Percentage calculated based on 10,521,278 shares of common stock outstanding on April 19, 2018.

Item 1. Security and Issuer

This filing relates to the common stock, par value $0.006 per share (“Common Stock”), of Marina Biotech, Inc. (the “Issuer”), with principal executive offices at 17870 Castleton Street, Suite 250, City of Industry, CA 91748.

Item 2. Identity and Background

a) Name:

Vuong Trieu

Autotelic LLC

Autotelic Inc.

Lipomedics Inc.

Vuong Trieu, Autotelic LLC, Autotelic Inc. and Lipomedics Inc. are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b) Business Address:

Vuong Trieu

4003 Jim Bowie

Agoura Hills, CA 91301

Autotelic LLC

17870 Castleton Street, Suite 250

City of Industry, CA 91748

Autotelic Inc.

940 South Coast Drive, Suite 100

Costa Mesa, CA 92626

Lipomedics Inc.

3400 Camp Bowie Boulevard, CBH-214

Fort Worth, TX 76107

(c) Principal Business and State of Incorporation:

Vuong Trieu was the founder, Chief Executive Officer and Chairman of the Board of Directors of IthenaPharma Inc. (“Ithena”). Ithena became a wholly-owned subsidiary of the Issuer on November 15, 2016 as a result of the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated as of November 15, 2016, by and between the Issuer, Ithena Acquisition Corporation (a wholly-owned subsidiary of the Issuer that was merged into Ithena), Ithena, and Vuong Trieu as the representative of the stockholders of Ithena (the “Merger Agreement”, and the merger of Ithena Acquisition Corporation and Ithena effected thereby, the “Merger”). In connection with the closing of the Merger, Dr. Trieu became the Chairman of the Board of Directors of the Issuer, and he currently serves as Executive Chairman of the Issuer. Dr. Trieu, an expert in pharmaceutical development and commercialization, also serves as Chairman of the Board for the Autotelic consortium of companies, including Oncotelic, Stocosil, Lipomedics and Autotelic Inc., and as the Chief Executive Officer of Autotelic LLC. Autotelic LLC is a Delaware limited liability company and each of Autotelic Inc. and Lipomedics Inc. is a Delaware corporation.

(d) Conviction in a Criminal Proceeding:

Each of the Reporting Persons has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Conviction in a Civil Proceeding:

Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired their interest in certain of the securities described in Item 5 of this filing in connection with the consummation of the Merger pursuant to the Merger Agreement. On November 15, 2016, the Issuer consummated the Merger pursuant to the terms and conditions of the Merger Agreement. In connection with the Merger, the Reporting Persons received an aggregate of 3,947,355 shares of Common Stock based on the Reporting Persons’ ownership of common stock of Ithena at the time of the Merger. The Reporting Persons acquired their interest in the remainder of the securities described in Item 5 of this filing in connection with the issuances described in Item 6 of this filing.

Items 4 through 6 of this filing are hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The Reporting Persons have acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Reporting Persons intend to review from time to time their investment in the Issuer and, depending on such review, may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, the Reporting Persons may determine to increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

In connection with the consummation of the Merger, Dr. Trieu was elected to the Board of Directors of the Issuer. He also became the Chairman of the Board of Directors of the Issuer following the consummation of the Merger, and he currently serves as the Issuer’s Executive Chairman.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of class beneficially owned:

Each of the Reporting Persons incorporates herein by reference its responses to (11) and (13) on the cover page of this Schedule 13D.

Percent of class:

Vuong Trieu – 63.37%

Autotelic LLC – 22.0%

Autotelic Inc. – 33.56%

Lipomedics Inc. – Less than 1%

* Percentage calculated based on 10,521,278 shares of common stock outstanding on April 19, 2018.

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

Dr. Trieu has the sole voting power over 3,772,041 shares.

(ii) Shared power to vote or direct the vote:

Dr. Trieu and Autotelic LLC, of which entity Dr. Trieu serves as Chief Executive Officer, share voting power over 2,312,355 shares. Dr. Trieu and Autotelic Inc., of which entity Dr. Trieu serves as Chairman of the Board of Directors, share voting power over 5,048,400 shares. Dr. Trieu and Lipomedics Inc., of which entity Dr. Trieu serves as Chairman of the Board of Directors and Chief Operating Officer, share voting power over 86,206 shares.

(iii) Sole power to dispose or to direct the disposition of:

Dr. Trieu has sole power to dispose or to direct the disposition of 3,772,041 shares.

(iv) Shared power to dispose or to direct the disposition of:

Dr. Trieu and Autotelic LLC, of which entity Dr. Trieu serves as Chief Executive Officer, share the power to dispose or to direct the disposition of 2,312,355 shares. Dr. Trieu and Autotelic Inc., of which entity Dr. Trieu serves as Chairman of the Board of Directors, share the power to dispose or to direct the disposition of 5,048,400 shares. Dr. Trieu and Lipomedics Inc., of which entity Dr. Trieu serves as Chairman of the Board of Directors and Chief Operating Officer, share the power to dispose or to direct the disposition of 86,206 shares.

(c) Transactions during the past 60 days.

Other than pursuant to the transactions described in Item 3, Item 4 and Item 6, which are incorporated herein by reference, the Reporting Persons have not acquired or disposed of any shares of Common Stock during the past 60 days.

(d) Right to dividends or proceeds of sale.

To the best of each of the Reporting Person’s knowledge as of the date hereof, such Reporting Person does not have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by such Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described at the end of this Item 6, please note the following descriptions are qualified in their entirety by the instruments included as exhibits to this statement.

Merger Agreement.

The description of the Merger Agreement in Item 3 is hereby incorporated by reference into this Item 6.

Vuong Trieu Line Letter and Demand Note

In connection with the Merger, the Issuer entered into a Line Letter dated November 15, 2016 with Vuong Trieu pursuant to which Dr. Trieu offered to the Issuer an unsecured line of credit in an amount not to exceed $540,000, to be used for current operating expenses of the Issuer. The entire unpaid principal balance of the line of credit, together with all accrued but unpaid interest thereon, converted into 114.63 shares of the Issuer’s Series E Convertible Preferred Stock and warrants to purchase 859,725 shares of common stock on April 16, 2018. Following such conversion, the line of credit is no longer outstanding.

Autotelic Inc. Line Letter and Demand Note

On April 4, 2017, the Issuer entered into a Line Letter with Autotelic Inc. pursuant to which Autotelic Inc. offered to the Issuer an unsecured line of credit in an amount not to exceed $500,000, to be used for current operating expenses of the Issuer. The entire unpaid principal balance of the line of credit, together with all accrued but unpaid interest thereon, converted into 19 shares of the Issuer’s Series E Convertible Preferred Stock and warrants to purchase 142,500 shares of common stock on April 16, 2018. Following such conversion, the line of credit is no longer outstanding.

Settlement of Vuong Trieu Board Fees

On April 16, 2018, the Issuer agreed with four of the current members of its Board of Directors, including Vuong Trieu, and one former member of its Board of Directors, to issue to such directors shares of the Issuer’s Series E Convertible Preferred Stock and warrants to purchase shares of common stock to satisfy accrued and unpaid fees owed to such directors for service to the Issuer as members of the Board of Directors during the period ending on December 31, 2017. In connection with such transactions, the Issuer issued to Dr. Trieu 2.25 shares of its Series E Convertible Preferred Stock and warrants to purchase 16,875 shares of common stock.

Conversion of June 2017 Promissory Notes

On April 16, 2018, the Issuer issued to the holders of those certain promissory notes in the original principal amount of $400,000 (the “2017 Notes”) that the Issuer issued to select accredited investors (the “June 2017 Noteholders”) pursuant to Note Purchase Agreements that the Issuer entered into with the June 2017 Noteholders during June 2017 shares of the Issuer’s Series E Convertible Preferred Stock and warrants to purchase shares of common stock as full and complete satisfaction of the unpaid principal balance (and accrued but unpaid interest thereon) owed by the Issuer to the June 2017 Noteholders under the 2017 Notes. In connection with the conversion of the 2017 Notes, the Issuer issued to Dr. Trieu 34.51 shares of its Series E Convertible Preferred Stock and warrants to purchase 258,825 shares of common stock. Following such conversion, the 2017 Notes are no longer outstanding.

Autotelic Inc. Master Services Agreement

In connection with the Merger Agreement and the closing of the Merger, on November 15, 2016, the Issuer entered into a Master Services Agreement with Autotelic Inc. pursuant to which Autotelic Inc. agreed to provide certain business functions and services from time to time at the Issuer’s request (the “MSA”). The MSA has a term of ten years, though either party can terminate it by giving to the other party ninety (90) days’ prior written notice of such termination.

On April 16, 2018, the Issuer and Autotelic Inc. agreed that the Issuer would issue to Autotelic Inc. an aggregate of 162.59 shares of the Issuer’s Series E Convertible Preferred Stock and warrants to purchase up to 2,564,465 shares of common stock to satisfy accrued and unpaid fees in the aggregate amount of approximately $812,967, and other liabilities, owed by the Issuer to Autotelic Inc. as of March 31, 2018 pursuant to the MSA.

Lipomedics Inc. License Agreement

On February 6, 2017, the Issuer entered into a License Agreement with LipoMedics, Inc. pursuant to which, among other things, the Issuer provided to LipoMedics Inc. a license to the Issuer’s SMARTICLES platform for the delivery of nanoparticles including small molecules, peptides, proteins and biologics. Under the terms of the License Agreement, the Issuer could receive up to $90 million in success-based milestones. In connection with the License Agreement, and also on February 6, 2017, the Issuer entered into a Stock Purchase Agreement with LipoMedics Inc. pursuant to which the Issuer issued to LipoMedics Inc. an aggregate of 86,206 shares of the Issuer’s common stock for a total purchase price of $250,000.

Incorporation by Reference

The descriptions of the Merger Agreement, the Line Letter with Dr. Trieu, the Line Letter with Autotelic Inc., the Demand Promissory Notes to Dr. Trieu and Autotelic Inc., the Master Services Agreement, and the License Agreement with Lipomedics Inc. are qualified in their entirety by reference to the instruments filed as exhibits to this filing, which are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

The following agreements are included as exhibits to this filing:

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Agreement and Plan of Merger, dated as of November 15, 2016, by and between the Issuer, Ithena, Ithena Acquisition Corporation, and Vuong Trieu, as representative of the stockholders of Ithena. Previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.3	Line Letter, dated November 15, 2016, by and between the Issuer and Vuong Trieu. Previously filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.4	Form of Demand Promissory Note issued by the Issuer to Vuong Trieu. Previously filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.5	Master Services Agreement, dated November 15, 2016, by and between the Issuer and Autotelic Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.6	Line Letter, dated April 4, 2017, by and between the Issuer and Autotelic Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 6, 2017, and incorporated herein by reference.

Exhibit 99.7	Form of Demand Promissory Note issued by the Issuer to Autotelic Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 6, 2017, and incorporated herein by reference.

Exhibit 99.8	License Agreement dated February 6, 2017 between the Issuer and Lipomedics. Previously filed as Exhibit 10.5 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2017, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated: April 27, 2018
/s/ Vuong Trieu
Vuong Trieu

Dated: April 27, 2018	Autotelic LLC

	By:	/s/ Vuong Trieu
	Name:	Vuong Trieu
	Title:	CEO

Dated: April 27, 2018	Autotelic Inc.

	By:	/s/ Vuong Trieu
	Name:	Vuong Trieu
	Title:	Chairman

Dated: April 27, 2018	Lipomedics Inc.

	By:	/s/ Vuong Trieu
	Name:	Vuong Trieu
	Title:	Chairman

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Agreement and Plan of Merger, dated as of November 15, 2016, by and between the Issuer, Ithena, Ithena Acquisition Corporation, and Vuong Trieu, as representative of the stockholders of Ithena. Previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.3	Line Letter, dated November 15, 2016, by and between the Issuer and Vuong Trieu. Previously filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.4	Form of Demand Promissory Note issued by the Issuer to Vuong Trieu. Previously filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.5	Master Services Agreement, dated November 15, 2016, by and between the Issuer and Autotelic Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on November 18, 2016, and incorporated herein by reference.

Exhibit 99.6	Line Letter, dated April 4, 2017, by and between the Issuer and Autotelic Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 6, 2017, and incorporated herein by reference.

Exhibit 99.7	Form of Demand Promissory Note issued by the Issuer to Autotelic Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 6, 2017, and incorporated herein by reference.

Exhibit 99.8	License Agreement dated February 6, 2017 between the Issuer and Lipomedics. Previously filed as Exhibit 10.5 to the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,2017, and incorporated herein by reference.

JOINT FILING AGREEMENT

The undersigned persons agree and consent pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as of the date set forth below, to the joint filing on their behalf of the Schedule 13D/A to which this Exhibit is attached, in connection with their beneficial ownership of the common stock of Marina Biotech, Inc. at April 27, 2018 and agree that such statement is filed on behalf of each of them.

Dated: April 27, 2018
/s/ Vuong Trieu
Vuong Trieu

Dated: April 27, 2018	Autotelic LLC

	By:	/s/ Vuong Trieu
	Name:	Vuong Trieu
	Title:	CEO

Dated: April 27, 2018	Autotelic Inc.

	By:	/s/ Vuong Trieu
	Name:	Vuong Trieu
	Title:	Chairman

Dated: April 27, 2018	Lipomedics Inc.

	By:	/s/ Vuong Trieu
	Name:	Vuong Trieu
	Title:	Chairman